For immediate release
                                                                November 4, 2005


                      Toyota Announces Semi-Annual Results
               Achieves record high vehicle sales and net revenues
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the six months ended September 30, 2005.

On a consolidated basis, net revenues for the period totaled 9.95 trillion yen, an increase of 10.3 percent compared to the same period last fiscal year. Operating income decreased 6.6 percent to 809.4 billion yen, while income before income taxes, minority interest and equity earnings of affiliated companies was
855.9 billion yen. Net income was 570.5 billion yen.

Positive contributions to operating income totaled 150.0 billion yen and included marketing efforts of 70.0 billion yen, cost reduction efforts of 60.0 billion yen and the effects of exchange rate changes of 20.0 billion yen. Negative factors totaled 206.8 billion yen, including an increase in expenses due to business expansion of 197.7 billion yen, and a decrease in the gains recognized from the transfer of the substitutional portion of the employee pension fund to the government of 9.1 billion yen.

TMC also announced a first-half cash dividend of 35 yen per share for the six months ended September 30, an increase by 10 yen per share compared with the same period last year.

Commenting on the results, TMC Executive Vice President Mitsuo Kinoshita said, "We attained a high level of profit while expanding production capacity and developing advanced technology and future products in response to strong demand worldwide."

Consolidated vehicle sales for the six months reached a record high of 3.833 million vehicles, an increase of 266 thousand vehicles compared with the same period of the last fiscal year.

In Japan, Lexus was launched in August as a new global premium brand. Because of the lack of new mass market vehicle introductions, however, sales decreased by 20 thousand vehicles to 1.086 million vehicles compared with the same period of the last fiscal year.

In North America, the strong popularity of the new Avalon, Prius, new Tacoma pick-up trucks and the Scion lineup helped sales increase by 119 thousand vehicles to 1.245 million vehicles.

In Europe, the newly introduced Aygo, produced in a joint-venture with PSA Peugeot Citroen and the Corolla contributed to a sales increase of 22 thousand vehicles to 498
                                                                         More...

thousand vehicles.

Sales in Asia, which have been reported as an independent geographical segment since the first quarter, rose to 448 thousand vehicles, an increase of 62 thousand vehicles. This increase was mainly due to the successful launch of the IMV (Innovative International Multi-purpose Vehicle) project.

Sales in other regions including Africa and Central and South America reached 556 thousand vehicles, an increase of 83 thousand vehicles.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2006 will be 8.03 million vehicles, an increase of 60 thousand vehicles from the forecast announced in August 2005.

TMC also announced amendments to its annual prospects for unconsolidated financial results. The company's exchange rate assumption was revised from 105 yen to the dollar to 110 yen. TMC's net income projection was increased by 170 billion yen to 670 billion yen compared with the previous projection announced in May 2005.

Kinoshita concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2006. "Assuming that the U.S. dollar is at 110 yen per dollar, we aim to exceed last year's revenues and profits. We will also strive to offset the increase in business expansion costs through marketing and cost reduction efforts."

         (Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)

   Cautionary Statement with Respect to Forward-Looking Statements

This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;
(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                     # # #

Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179

                                                                November 4, 2005

                  Highlights of Consolidated Financial Results
                             for FY2006 Semi-Annual
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                        (Billions of yen unless otherwise specified)
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
                                          FY2005 Semi-Annual        FY2006 Semi-Annual        % of change        FY2006 Forecast
                                          (Apr. 2004 through        (Apr. 2005 through        from FY2005       (Apr. 2005 through
                                              Sep. 2004)                Sep. 2005)            Semi-Annual            Mar. 2006)
   ==================================== ======================= =========================== =============== ========================
   Vehicle sales                                     3,567                       3,833               7.5%                  8,030
   (Thousand units)
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Net revenues                                    9,025.6                     9,953.1              10.3%
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Operating income                                  866.2                       809.4              -6.6%
  [Income ratio]                                     [9.6%]                      [8.1%]
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Income before income taxes,                                                                      -6.3%
   minority interest and equity in                   913.2                       855.9
   earnings of affiliated companies
  [Income ratio]                                    [10.1%]                      [8.6%]
   ------------------------------------ ----------------------- --------------------------- --------------- ------------------------
   Net income                                        584.0                       570.5              -2.3%
  [Income ratio]                                     [6.5%]                      [5.7%]
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Factors contributing to increases                                  Operating income decreased by
   and decreases in operating income                                         56.8 billion yen

                                                                (Decrease)
                                                                Decrease in the gains
                                                                  recognized on transfer of
                                                                  the substitutional portion
                                                                  of the employee pension
                                                                  fund to the Government             -9.1
                                                                Increases in expenses              -197.7

                                                                (Increase)
                                                                Marketing efforts                    70.0
                                                                Cost reduction efforts               60.0
                                                                Effects of changes in
                                                                  exchanges rates                    20.0

   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Capital investment                                500.6                        695.8                                  1,400.0
   (excluding leased vehicles)
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Depreciation expenses                             392.1                        400.9                                    840.0
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   R&D expenses                                      351.4                        373.1                                    800.0
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Performance evaluation                                        Increase in net revenues and decreases
                                                                 in operating income, income before
                                                                 income taxes, minority interest and
                                                                 equity in earnings of affiliated
                                                                 companies, and net income
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------
   Number of employees                             269,310                      278,622
   ------------------------------------ ----------------------- ------------------------------------------- ------------------------

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                                                                November 4, 2005

                 Highlights of Unconsolidated Financial Results
                             for FY2006 Semi-Annual
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                (Billions of yen unless otherwise specified)
------------------------------ -------------- -------------------------------- ---------------------------------------------
                                  FY2005             FY2006 semi-annual                       FY2006 Forecast
                                semi-annual                                             (Apr. 2005 through Mar. 2006)
                                (Apr. 2004      (Apr. 2005      % of change
                                  through       through Sep.    from previous     Revised      % of change from    Initial
                                Sep. 2004)        2005)         semi-annual       Forecast          FY2005        Forecast
============================== ============== ================ =============== =============== ================ ============
Domestic vehicle production          1,802            1,798          - 0.2%           3,880             3.5%        3,770
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Overseas vehicle production          1,511            1,824           20.8%           3,760            20.2%        3,610
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Domestic vehicle sales                 838              806          - 3.9%           1,830             1.4%        1,830
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Exports                                967            1,002            3.6%           2,100             6.0%        1,990
(Thousand units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Houses                               1,981            2,055            3.7%           4,600             4.7%        4,500
(Units)
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Net sales                          4,459.7          4,664.0            4.6%        10,100.0             9.6%      9,400.0
 Domestic                          1,723.0          1,671.7          - 3.0%
 Export                            2,736.7          2,992.2            9.3%
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Operating income                     392.3            297.6         - 24.1%           750.0             6.9%        620.0
[Income ratio]                       [8.8%]           [6.4%]                          [7.4%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Ordinary income                      442.3            416.6          - 5.8%           980.0            14.5%        770.0
[Income ratio]                       [9.9%]           [8.9%]                          [9.7%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Income before income taxes           417.3            416.6          - 0.2%           980.0            17.9%        770.0
[Income ratio]                       [9.4%]           [8.9%]                          [9.7%]
------------------------------ -------------- ---------------- --------------- --------------- ---------------- ------------
Net income                           263.7            283.6            7.6%           670.0            26.6%        500.0
[Income ratio]                       [5.9%]           [6.1%]                          [6.6%]
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Factors contributing to                       Operating income decreased by     Operating income increased by
increases and decreases in                    94.7 billion yen.                 48.7 billion yen.
operating income
                                              (Decrease)                        (Increase)
                                              Marketing Activities   - 20.0     Marketing efforts       70.0
                                              Increases in R&D      - 114.7     Cost reduction efforts  70.0
                                              expenses, etc.                    Effects of changes in   60.0
                                                                                exchange rates
                                              (Increase)
                                              Cost reduction efforts   30.0     (Decrease)
                                              Effects of changes in    10.0     Increases in R&D     - 151.3
                                              exchange rates                    expenses, etc.
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Exchange rates                  JPY 110/US$           JPY 110/US$                      JPY 110/US$              JPY 105/US$
                                JPY 133/Euro          JPY 136/Euro                     JPY 135/Euro             JPY 135/Euro
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Capital investment                 115.7                   152.2                            350.0                  330.0
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Depreciation expenses              121.9                   126.0                            260.0                  260.0
------------------------------ -------------- -------------------------------- -------------------------------- ------------
R&D expenses                       302.1                   322.5                            700.0                  680.0
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Interest-bearing debt              500.6                   500.0
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Performance evaluation                          Increase in net sales and
                                                decrease in operating income
------------------------------ -------------- -------------------------------- -------------------------------- ------------
Number of employees               64,408                  65,994
------------------------------ -------------- -------------------------------- -------------------------------- ------------


Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.